UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Your Active World Holdings Inc.

Legal status of issuer:
Form:
Corporation

Jurisdiction of Incorporation/Organization:
Florida

Date of organization:
25 July 2016

Physical address of issuer:
735 Island Way
Clearwater Beach
FL 33767

Website of issuer:
http://www.youractiveworld.com/

Name of intermediary through which the offering will be conducted:
Ksdaq Inc. d/b/a Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Five percent (5%) of the gross amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Common Stock, non-voting series

Target number of securities to be offered:
100,000

Price (or method for determining price):
$1

Target offering amount:
100,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,000,000

Deadline to reach the target offering amount:
31 December 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
7

	Most recent fiscal year-end: 2015	Prior fiscal year-end: 2014
Total Assets:	195,985	171,204
Cash & Cash Equivalents	0	0
Accounts Receivable:	0	0
Short-term Debt:	180,742	180,742
Long-term Debt:	0	0

Revenues/Sales	290,563	57,485
Cost of Goods Sold:	280,796	55,859
Taxes Paid:	0	0
Net Income:	-96,245	-81,788

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the internet and software industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the internet and software industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the internet and software industry;
- growth of, and risks inherent in, the internet and software industry;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products and services;

• our ability to attract and retain qualified executives and personnel; and

• our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Your Active World Holdings Inc. shall include any joint venture in which Your Active World Holdings Inc. holds directly or indirectly a twenty-five percent (25%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Your Active World Holdings Inc..

"Company " means Your Active World Holdings Inc..

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Your Active World Holdings Inc..

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the non-voting series common stock of Your Active World Holdings Inc..

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Your Active World Holdings Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

● Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

● Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

● Not an investment company registered or required to be registered under the Investment Company Act of 1940.

● Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

● Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

● Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Elizabeth Bambach   **Dates of Board Service:** 2013

Principal Occupation:
Management of Your Active World

Employer:
Your Active World Holdings Inc
Online Registration and Event Management software development

Sept 2013 to Present
President: sales, customer service, developing software specs, interacting with software dev team

Business Experience:
Your Active World - Sept 2013 to Present
Bambach Advisors- Sept 2012 to Sept 2013
Graduate School through May 2013

Elizabeth Bambach has served as the President, Chief Executive Officer and a director of YAW and its subsidiary from their inceptions to the present. She also worked for Bambach Advisors from 2012 to 2013. She held seasonal positions with the Philadelphia Phillies during the Springs (January through March) of 2008-2010 while attending the University of Tampa, and with the Tampa Bay Buccaneers from August to December of 2010 as a purchasing intern and a member of the game day survey crew. While completing her MBA degree in 2013, Elizabeth served as CFO for the University of Tampa's Graduate Organization for Leadership and Development. She has a B.S. degree in Sport Management from the University of Tampa which was completed in 2011.

Employer:
Bambach Advisors
Corporate Restructuring
Development of financial models; 13 week cash flow models

Name: James McDonough

Principal Occupation:
Accounting

Employer:
Retired. Your Active World

Business Experience:

James McDonough has served since July 2016 as the Chief Financial Officer and Secretary of YAW and its operating subsidiary. Mr. McDonough consults for Checkpoint Systems, Inc. since 2016. Previously Jim worked for Linde Engineering North America from 2011 to 2016 as a Senior Accountant. Before Linde he was employed by CertainTeed Corp. of Valley Forge, PA in various positions from 1999 to 2009 rising to Senior Accountant in 2004. Before his time with Certain Teed he was the Chief Financial Officer for Integrated Telecommunications Corp. of Bala Cynwyd, PA from 1992 to 1999. He earned his B.S. in Accounting from Villanova University, Villanova, PA in 1976. He finished his M.B.A. in Finance from Widener University, Chester, PA in 1980 and became a Certified Public Accountant in 1992.

Name: Nils Stuart

Principal Occupation:
Chief Technical Officer and Database Engineer

Employer:
Self-employed; Your Active World

Business Experience:
Nils Stewart has served since inception as Chief Technical Officer responsible for the Company's software platform. Mr. Stewart has been self-employed as a consultant since 2012, From 2011 to 2012 Nils served as Technical Architect for FirstLab of responsible for reengineering of FirstLab's infrastructure environment leading the effort to redesign the data platform to an MDM structure that leveraged SQL Server 2008. From 2010 to 2011 he was infrastructure architect for Cambridge Technology Partners of responsible for delivery of hybrid cloud based infrastructure solutions.

From 2009 to 2010 Mr. Stewart was Infrastructure Architect for CIBER, Inc.'s ITO Division of leading the design and delivery of services and solutions for the SMB market that featured highly scalable Hyper-V and VMware ESX virtualization for Microsoft environments. From 2006 to 2009 he was Infrastructure Architect and Data Architect for Canon Technical Solutions of where he lead the design and delivery of services for the SMB market. From 2001 to 2006 he was Principal Architect for It4Group where he lead infrastructure, administration and development teams. IT4Group focuses on bleeding edge technology servicing the travel and meeting industries with high traffic, highly scalable platforms featuring web services.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officers of Your Active World Holdings Inc. are Elizabeth Bambach, James McDonough and Nils Stuart. For their profile, please refer to the above section, *Director, Information about each director.*

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
John Bambach (1)	425,000 shares of Common Stock 2,601,500 shares of Class A Preferred Non-voting	17.72%
Elizabeth Bambach (2)	495,000 shares of Common Stock	20.64%

(1)   John Bambach is our Co-Founder/ Consultant & Advisor to Elizabeth Bambach. John Bambach has provided the funding, both debt and equity, to the Company since formation. He owns and controls Bambach Enterprises which owns 2,601,500 shares of Class A Preferred Non-voting Convertible Stock. Bambach Enterprises, L.L.C. agreed to refrain from converting any of its Preferred Stock in Your Active World Holdings, Inc. (YAWH) until such time a trading market has been established for the common stock of YAWH.   He disclaims beneficial ownership of shares held by Elizabeth Bambach, Jane M. Bambach and Jennifer Bambach. The above numbers and percentages presented in the table do not reflect the conversion of Bambach Enterprises' Preferred Shares. John is the Managing Partner of Bambach Enterprises, a corporate restructuring firm, dba Bambach Advisors (www.bambachadvisors.com) which consumes the majority of his time. John is a highly-accomplished executive with over 25 years of experience serving as Chief Executive Officer, Chief Restructuring Officer, Chief Financial Officer and Chapter 11 Trustee in diversified industries, including technology based businesses, telecommunications, finance, construction and manufacturing. John is also actively involved in social network start-ups and continues in those capacities with Bambach Enterprises. John has significant experience serving in a variety of court-appointed advisory roles, including his present role as Chief Restructuring Officer for Total Comm Systems Inc. Prior to forming Bambach Advisors, John was a Managing Director at Focus Management Group from 2009 to 2012, with specific expertise as a Liquidating Trustee, Financial Advisor and Receiver. From June, 2010 until December, 2012, John served as the Liquidating Trustee for Vectrix Corporation/Electric Scooter in Delaware. He also was a Financial Advisor for SkyBridge LLC, a single asset real estate Chapter 11 filing in Delaware. John was a Principal at Nachman Hays Brownstein, Inc. from 2005 to 2009 where he managed turnarounds, mergers and acquisitions, operations, improvements, business development and strategic planning for clients in technology, telecommunications, finance, construction and manufacturing. He previously was an Owner/Investor in Harry F. Ortlip Co. in Philadelphia where he directed the turnaround of the electrical sub-contractor. During his career, John has successfully improved the operations and profitability of numerous distressed organizations. John's experiences include assisting start-up businesses, aiding in out of court restructurings, and restoring profitability. Leading as a financial advisor and strategist, he helped a construction firm through and out of bankruptcy. Working as a Principal overseeing two receiverships involving bank owned properties, John acted and safeguarded the properties until the bank and contractor negotiations were completed. Highlights of John's career include serving as Interim CFO and CRO to a publishing company to drive a turnaround. John also acted as CEO/CFO to a telecommunications corporation, engineering the turnaround of a cable property and achieved breakeven. Additionally, John was Financial Advisor to the Official Creditor's Committee for Serenity Nursing Homes, Inc., a combination of 22 nursing homes and small hospital. John earned his MBA from New York Institute of Technology in 2001 and holds a Bachelor of Science in Psychology from LaSalle University (1974). He was an adjunct faculty member of the New York Institute of Technology from 2002 to 2006 where he has taught numerous MBA level courses. John also earned the credentials of Certified Turnaround Professional ("CTP") in 2006.

(2)   Elizabeth Bambach is the daughter of John Bambach. Elizabeth Bambach is President, a director and co-founder. She disclaim beneficial ownership of the other's shares as well as those owned by Bambach Enterprises and John Bambach.

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or

share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix C - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

The minimum and maximum gross proceeds from the sale of the shares of our common stock are $100,000 and $1,000,000 respectively. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management. We plan to use the net proceeds from this offering for general corporate purposes, including the expansion of our sales and marketing staff, and to fund the development of additional application services functionality and features. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, or services or to obtain the right to use related technologies.

Use	Amount if Minimum is Sold
Portal & other sales costs	$7,500
Shows	$15,000
Administrative, Legal & Accounting Costs	$0
Sales & Marketing staff	$25,000
Software Development	$40,000
Customer Support	$10,000
Office Space	$0
Working Capital	$2,500
Total	**$100,000**

Use	Amount if Maximum is Sold
Portal & other sales costs	$75,000
Shows	$200,000
Administrative, Legal & Accounting Costs	$150,000
Sales & Marketing staff	$150,000
Software Development	$125,000
Customer Support	$50,000
Office Space	$100,000
Working Capital	$150,000
Total	**$1,000,000**

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1.   To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2.   Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
https://www.mrcrowd.com/u/desktop/qPortfolio

3.   Upon receiving the confirmation of the investment commitment, the Investor will be responsible for transferring funds to an escrow account held with a third party bank on behalf of the Issuer. The fund transfer methods can be ACH, wiring or check, whichever available.

4.   Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5.   The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6.   The Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a.   when the minimum funding target is met prior to the Original Deadline and;

   b.   this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c.   the Issuer chooses to end the offering earlier than the Original Deadline and;

   d.   the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7.   The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format by the Issuer's transfer agent, FundAmerica Stock Transfer LLC.

12. How can an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	**$100,000**
Maximum Target	**$1,000,000**
Pre-money Valuation	**$5,000,000**
Equity Offered	**1.96% - 16.67%**
Securities Type	**Common Stock, Non-Voting Series**
Open Date	**12 April 2017**
Closing Date	**31 December 2017**
Share Price	**$1**
Shares Offered	**100,000- 1,000,000**
Shares Issued After Offering	**5,100,000 – 6,000,000**

Please also refer to *Appendix D - Share Subscription Agreement.*

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
Yes. The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	20,000,000	2,398,500(1)	YES	NO
Preferred Stock (list each class in order of preference):	20,000,000	2,601,500(2)	NO	NO

(1)   Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets   and   funds.

(2)   Your Active World Holdings, Inc. ("YAWH") was incorporated in the State of Florida on July 25, 2016. Effective on July 25, 2016, YAWH acquired 100% of the issued and outstanding membership interests of Your Active World LLC ("YAW"), a limited liability company organized in Florida on September 25, 2013, from Bambach Enterprises LLC ("BE") in exchange for the delivery to BE of 2,601,500 shares of YAWH Series A Non-Voting Convertible Preferred Stock. Bambach Enterprises, L.L.C. agreed to refrain from converting any of its Preferred Stock in Your Active World Holdings, Inc. (YAWH) until such time a trading market has been established for the common stock of YAWH. Concurrent with this transaction, YAWH issued a total of 2,362,500 shares of YAWH common stock to certain vendors and creditors of YAW and 36,000 shares of YAWH common stock to a creditor of BE. Accordingly, this acquisition is being treated as a combination of entities under common control and is being accounted for in a manner similar to pooling of interests accounting. The consolidated financial statements include the operations of YAWH from July 25, 2016 and the operations of YAW from its inception on September 25, 2013.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a.   No Voting Rights

Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b.   No anti-dilution rights

Purchasers of the securities offered are not entitled to anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There is no difference between the common stock being offered here and the existing common stock. The Company also has a class of Non-Voting Preferred Stock which is senior to the common stock with a preference upon liquidation.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the owners of the Common Stock, Voting Series, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer. The Purchasers of the securities offered, as holders of common stock, Non-Voting Series, hold 0% of the voting rights of the Issuer.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:

As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's common stock is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Common Stock

The valuations of our common stock Non-Voting Series is determined by our board of directors, with input from management, and in consideration of the guidance prescribed by the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation.* Our board of directors considered numerous objective and subjective factors to determine our best estimate of the fair value of our common stock Non-Voting Series, including but not limited to, the following factors:

● the recent valuation of companies perceived by investors to be comparable to us;

- our historical financial results and estimated trends and prospects for our future financial performance;
- our performance and market position relative to our competitors and/or similar companies;
- the likelihood of achieving a discrete liquidity event, such as an IPO, sale or dissolution;
- the economic and competitive environment, including the industry in which we operate.

Valuation of Your Active World Holdings Inc by using Discounted Cash Flow Method
We believe that the use of a net present value (NPV) of future cash flows by applying Discounted Cash Flow Method is a fair, simple and effective means of evaluating. We also believe that it is the most appropriate valuation of a company with our capital structure and is commonly used by investors and analysts in the financial industry.

NPV of future cash flows of Your Active World Holdings Inc is **$5,959,221.**

The issued number of shares Your Active World Holdings Inc is **5,000,000.**

Valuation Per Common Share:
$5,959,221 / 5,000,000 = $1.192

Possible Valuation Methods In the Future
Our board of directors believe if our operations generates revenue, profits and cash flow in the future, in addition to the factors described above, we will use a combination of financial and market-based methodologies to determine our business enterprise value (BEV) including the following approaches:

- ***Discounted Cash Flow Method (DCFM).*** DCFM involves estimating the future cash flows of a business for a certain discrete period and discounting such cash flows to present value. If the cash flows are expected to continue beyond the discrete time period, then a terminal value of the business is estimated and discounted to present value. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date.

- ***Guideline Public Company Method (GPCM)***. GPCM assumes that businesses operating in the same industry will share similar characteristics and that the subject business's value will correlate to those characteristics. Therefore, a comparison of the subject business to similar businesses whose financial information and public market value are available may provide a reasonable basis to estimate the subject business's value. The GPCM provides an estimate of value using multiples derived from the stock prices of publicly traded companies. In selecting guideline public companies for this analysis, we focused primarily on quantitative considerations, such as financial performance and other quantifiable data, as well as qualitative considerations, such as industry and economic drivers.

However, if the subject business is privately owned, its value must be adjusted for lack of marketability. This is usually represented by a discount, or a percentage reduction in the value of the company when compared to its publicly traded counterparts. This reflects the higher risk associated with holding stock in a private company. The difference in value can be quantified by applying a discount for lack of marketability. This discount is determined by studying prices paid for shares of ownership in private companies that eventually offer their stock in a public offering.

Alternatively, the lack of marketability can be assessed by comparing the prices paid for restricted shares to fully marketable shares of stock of public companies.

● **Market Based Business Valuation Method (MBBVM).** MBBVM estimates the value of a business by comparing the selling prices of similar businesses that have recently been sold, adjusted for differences in size, quantity or quality. MBBVM can be used to determine the value of a business ownership interest, security or intangible asset.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

● Purchasers (Purchasers) of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.

● The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.

● Although, as common stock shareholders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

● Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.

● The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

● The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
a.   Additional Issuances of Securities
Purchasers (Purchasers) of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b.   Issuer Repurchases of Securities
N/A

c.   A Sale of the Issuer or of Assets of the Issuer
Although as common stock shareholders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d.   Transactions with Related Parties
Transactions with related parties are transactions between the issuer (Issuer) or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature

transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
N/A

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
a.   any director or officer of the issuer;

b.   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

c.   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

d.   any immediate family member of any of the foregoing persons.

 N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Please refer to *Appendix B - Management's Discussion and Analysis of Financial Condition and Results of Operation*

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Audit Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No.

(ii) involving the making of any false filing with the Commission?
No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No.

(ii) involving the making of any false filing with the Commission?
No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?

No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
a.   any other material information presented to investors; and
b.   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.
N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
http://www.youractiveworld.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

j elizabeth bambach

_____

[Signature Code: lyraaFovF8IHdq21S1ZO_LOtpXs2DFFwm5PK8vcn_bHpjsiDIm-WL35vAje6tkEEg83tWYlP7-qYBN0CrHVhyHESnKeQMKbAxL5IYFHaEf6yTXQIilTB-g]

Your Active World Holdings Inc.
Elizabeth Bambach
CEO/President
Date: 6 Jun 2017

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

EXECUTIVE SUMMARY

Your Active World Holdings Inc. ("YAW Inc.") was recently formed as a holding company. Your Active World LLC ("YAW"), formed in 2013, is a subsidiary of YAW Inc. YAW Inc. may acquire other companies to grow the business faster through such acquisitions but there are no guarantees this will be accomplished.

Overview

Your Active World developed a socially integrated, intuitive and cost efficient Registration and Event Management platform. We have integrated conventional Online Registration & Event Management with a Town Hall and Community Master calendaring technology that is our blueprint for achieving growth.

We want to become the go--to source to find any type of Event, offered by anyone in the Community and surrounding areas. It will be used by locals and visitors alike. YAW's mission is to be the Meta Search (like Kayak.com) and online community for various activities and events within specific geographic areas, which we have the flexibility to define.

We provide a fully integrated platform, cloud based and redundant, for Online Registration/Event Management; Facility/Staff Management; rentals/permits; Scheduler/League Manager

Our gross revenues in 2014 was $70k; 2015-$300,000; 2016 -$450,000 equivalent* or $381,000 non-adjusted

*During 2016 YAW changed its pricing structure to an a recurring annual fee plus credit card fee. This should increase revenues on a going forward basis. Certain Clients will not use credit card processing and thus an annual billing expands our client base. Therefore, to be consistent with revenue projections, YAW created an equivalent revenue analysis for 2016 which in its financial statements will be addressed by its accounting firm.

Funding is required for sales and marketing

Many competitive advantages but unique: ease of use for Client & Registrant; integrated platform not just for online registration but the other modules listed above; focus on accounting, financial & marketing reports; Town Hall; new Event APP and Master/Client technology.

Our pricing is competitive but we do not use pricing as a reason to buy, anyone can match pricing. We focus on our technology to stand us apart.

Market- any entity offering Events requiring registration. All we need is one anchor tenant in a market (size not critical, we simply need a foothold and over time earn the majority of Event Management business in that market). We have a flow chart and projections to build local sales and separately a national sales staff.

Our Special Advisor has an extensive track record of success. He has invested over $550,000; our Chairman Advisor was in similar business related to travel and plans to build the same in this vertical. President has earned great respect from our Clients as noted from our testimonials; she provides the glue to our relationships.

YAW's online registration and event management software is driving convergence with our social networks beyond simply linking to Facebook, Twitter, Pinterest, etc. YAW is engaging the Registrant with its Community & Registrant-centric site. Its calendaring technology lets the Registrants organize their daily activities and add personal events for family and friends. Every event registered for automatically shows on their My Calendar page. Being a Community-centric social network when Family & Friends posts pictures and videos, they have options: keep it within the Community and not to the masses, or, link to Facebook. Most significant differentials between YAW and its competitors:

1.   YAW drives revenues to its Clients, a unique feature encompassed within our software
2.   YAW focuses on engaging the Registrants who pay for these events

YAW's software platform is more intuitive and less expensive for our Clients while providing them an incremental revenue stream. We drive business to our Clients by engaging the Registrant, through social networking and social marketing. Our Registrants can view and manage their events; add Personal events to their Event Calendar; share pictures, videos and comments; invite friends to Events; fund raise and more in a Community setting. Every Registrant of our Clients becomes a member of Your Active World.

Your Active World offers an elegant solution: web-based, redundant software platform that simplifies the event management process and gets the fun underway. Attendees and event managers in all organizations – from YMCAs to universities to military organizations – will all benefit from the numerous features that it provides. YAW brings social aspects into the forefront that keep the connections going long after the event is over, and opens the door for revenue – digital advertising and affiliate programs.

Revenue Generation:
1.   Recurring Event Registration Fees from Registrants
2.   Recurring License Fees from Clients
3.   Event Revenue from hosting our own Events or other third party events (non-Client events offered on our Clients' sites). Affiliate programs for travel, etc.
4.   Digital Content:
•   Affiliate Programs (including advertising events of competitors)
•   Sponsorships
•   Local Events such as Garage sales, Estate sales…
•   Conventional Ad opportunities- Advertisers love our demographics! We are an aggregator of extremely targeted data > a network of people living an active lifestyle and/or friends/families following these people. The largest age group is females 38-50 (68%), with 2.5 average participants per family and an average transaction amount of $142.51.

As an example, there are approximately 12,000 Park & Recreation Departments in the United States. A significant number of these do not offer an Online Registration and Event Management platform.

Your Active World's lead investor is trying to build what he did from 1983-1998: Building a recurring revenue model in a fragmented market. Previously it was Cable Television. Today it's the convergence of Online Registration/Event Management with our social networks and social marketing.

Appendix B - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward - looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

At the top of Your Active World's list of grand goals is to change online registration and event management by bringing the focus to the Registrant coupled with no need for exclusive agreements with parties who offer Events for registration. Once we receive our patents, we hope we can do away with the need to have to register for a Community Event on one site. Like everything else Internet, it should be an open platform.

- **The platform is optimized.** Version 4.2 the latest major release, was complete and active in June 2016. This release features Digital Ad content.
- **Customers are on board.** Our Clients love our platform and so do our Registrants. A large pipeline of future customers is in place – highlighted by a prospect database with over 3,000 names.
- **Launch engagement set**. YAW spoke at the Florida Recreation & Park Annual Conference[1]. This was a significant marketing opportunity where YAW addressed the attendees on the "Convergence of Online Registration / Event Management and our Social Networks. YAW spoke to the benefits it offers for Community-centric social networks versus the global social networks, which is not a Community-centric inclusive approach. Response was very positive and adds to YAW's pipeline. YAW is interviewing various telemarketers to assist it in contacting over 1300 leads. Many of these communities indicate they are planning to evaluate new proposals over the next 18 months.
- **Intellectual Property.** YAW's calendar feature is protected as patent pending filing.

We have had a solid foundation building customers over the last three years, and we look forward to the opportunity to optimize our sales and marketing team. YAW can also leverage its bundled solutions by unbundling into separate modules and increase its marketing reach considerably.

Specifically, in January, 2017, YAW launched the stand alone version of Event Management with its first business client. Time to close was less than 3 weeks, much more efficient to launch, requires far less support, stronger pricing model and client paid for enhancements. Offering stand-alone services in this manner gives YAW appeal to a much broader spectrum of potential clients, including smaller recreational departments and independent event planners. Other stand-alone services will include:

- Express Registration
- Facility & Staff Management;
- Rentals;
- League Management.

The stand-alone services may be re-branded under the 365EventManager.com. They will be pushed nationally via personal sales and online. A number of domain names have been reserved for this.

Results of Operations
Liquidity and Capital Resources
We had net cash of $-0- at December 31, 2014, $-0- at December 31, 2015 and $31,000 at December 2016.
During the year to December 31, 2014, we used ($60,100) of cash for operating activities. A portion of the funds were used to pay general and administrative costs, bookkeeping fees, and professional fees. During 2014 operating cash was supplied by Bambach Enterprises LLC owned by John Bambach our then Chief Executive Officer and Chairman of the Board of Directors and now a key consultant.

During the year to December 31, 2015, we used ($67,137) of cash for operating activities. A large portion of the funds were used to pay for service fees incurred for the cultivation center and the website. During 2015 operating cash was supplied by Bambach Enterprises LLC owned by John Bambach our then Chief Executive Officer and Chairman of the Board of Directors and now a key consultant.

We will have additional capital requirements during 2017 and 2018. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through the sale of our common stock.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies
We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Stock Based Compensation Expense

We expect to account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share- Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes- Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment.   The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Your Active World Holdings, Inc. has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share -based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Your Active World Holdings, Inc. will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. Your Active World Holdings, Inc. recognizes expense using the straight-line attribution method.

Appendix C - RISK FACTORS

The purchase of shares of our common stock involves substantial risks. Each prospective investor should carefully consider the following risk factors, in addition to any other risks associated with this investment, and should consult with his own legal and financial advisors.

Cautionary Statement

The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance of our products, unrecoverable losses from theft, intense competition, including entry of new competitors, falling demand for our products, adverse federal, state, and local government regulation, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving us or our employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of our operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Offering Circular or in other reports issued us or third party publishers.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Business

We have a limited operating history, which makes it difficult to accurately evaluate our business prospects. Our limited operating history makes it difficult to evaluate our business and prospects. We were originally started in 2013 and have operated our event management services for only three years. As a result, we have only limited historical financial data upon which to predict our future operating results. In addition, the business of providing event management services to the participatory sports and activities industry is relatively new and unproven. You must consider our business and prospects in light of the risks and uncertainties we will continue to encounter as a company with an unproven business model. These risks and uncertainties include those risks disclosed throughout this Risk

Factors section. Any failure to address these risks and uncertainties successfully would seriously harm our business and prospects.

We have a limited operating history and have yet to earn a profit because we have earned relatively little revenue, which makes it difficult to accurately evaluate our business prospects.

Your Active World, LLC ("the LLC"), our predecessor company, was formed under the laws of Florida on September 25, 2013. Your Active World Holdings, Inc. was incorporated under the laws of Florida on July 25, 2016. Your Active World, LLC, which was owned by Bambach Enterprises, became a wholly owned subsidiary of the new company in exchange for new company stock. YAW provides Online Registration & Event Management software to various business entities individuals, governments, non-profit organizations, clubs, schools, and other entities that offer and/or wish to offer paid Events in an Online Marketplace.

We incurred a net loss (including the LLC) of approximately $96,245 for fiscal year 2015 and incurred a net loss of approximately $81,788 for fiscal year 2014. We have had cumulative net losses since our inception. Currently our liabilities exceed our assets. We believe that we may continue to incur operating and net losses. If we are to ever achieve consistent profitability it will be dependent upon growth in our sales, and the successful development, commercial introduction, and acceptance of our products, which may not occur.

Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

Customer complaints regarding our services could hurt our business. From time to time, we may receive complaints from customers regarding the quality of services purchased from us. In the past we have not received such complaints. However, that is no guarantee that we will not experience complaints regarding our services. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

We have an unproven business model, which may make it difficult for you to evaluate our business and prospects.
We will derive our revenue primarily from simplified event planning, both individual consumers and businesses, inside and outside of the United States. Our business strategy may be unsuccessful. Our business and prospects are difficult to evaluate and must be considered in light of the risks and uncertainties often experienced by companies in the early stages of development. Some of these risks and uncertainties relate to our ability to do the following:

• maintain and strengthen our relationships with customers;
• augment and improve marketing channels to attract customers to use our products;
• improve our operational, financial and management controls and reporting systems and procedures;
• identify gaps in the our industry that can be exploited;
• respond effectively to competition;
• increase profit margins; and
• respond to government regulations relating to our industry and other aspects of our business.

If we are unable to do any of these successfully, our business and operations could be materially adversely affected.

We have an unproven business model, which may make it difficult for you to evaluate our business and prospects.
We will derive our revenue primarily from simplified event planning, both individual consumers and businesses, inside and outside of the United States. Our business strategy may be unsuccessful. Our business and prospects are difficult to evaluate and must be considered in light of the risks and uncertainties often experienced by companies in the early stages of development. Some of these risks and uncertainties relate to our ability to do the following:

• maintain and strengthen our relationships with customers;

- augment and improve marketing channels to attract customers to use our products;
- improve our operational, financial and management controls and reporting systems and procedures;
- identify gaps in the our industry that can be exploited;
- respond effectively to competition; and
- respond to government regulations relating to our industry and other aspects of our business.

If we are unable to do any of these successfully, our business and operations could be materially adversely affected.

Event organizers, park and recreation department administrators, and league administrators may not widely adopt application services such as ours to manage important aspects of their businesses, which would cause our revenues to decline. If demand for and market acceptance of application services for the participatory sports and activities industry does not grow, our ability to grow our business will be adversely affected. Application services for managing important aspects of participatory sports and activities are relatively new and have not been widely adopted by event organizers, park and recreation department administrators, or league administrators. A market for application services such as ours for the sports and activities industry may not continue to develop and grow. Participatory sports and activities organizers who have already invested substantial resources in other registration methods may be reluctant to adopt a new approach like ours to supplement or replace their existing systems or methods. In addition, concerns about fraud, privacy, security, reliability and other issues may cause participatory sports and activities organizers not to adopt application services for managing important aspects of their business, including participant registrations. If event organizers, park and recreation department administrators, and league administrators do not widely adopt application services such as ours for managing aspects of their businesses, this will materially and adversely affect our business, operating results, financial condition and prospects.

Our businesses could be negatively affected by changes in Internet search engine algorithms and dynamics, or search engine disintermediation. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of SEO or SEM in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our SEO and SEM strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic.

If we are unable to continue to increase visitors to our website and to cost-effectively convert these visitors into repeat users or contributors, our revenue could decline. The primary asset that we use to attract visitors to our website and convert these visitors into repeat users is our ability to provide an enjoyable event organizing experience that meets users' particular interests and enables them to use the content and interact with their peers. There can be no assurances that we will continue to obtain content in a cost-effective manner or in a manner that meets rapidly changing consumer demand. Any failure to obtain and manage such content in a manner that will engage users, or a failure to provide content and products that are perceived as useful, reliable and trustworthy.

There is no assurance that any of our research and development activities will result in any further proprietary technology. As discussed, we plan to continue to develop new proprietary services for the event management industry. The development efforts for these services may fail to result in any commercial technology, products or services, or any proprietary or patentable technology. The technology may not work, competitors may develop and sell superior services performing the same function, or industry participants may not accept or desire those services. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. We may have inadequate capital to successfully execute this aspect of our business plan.

Additional Financing may not be available. We cannot assure that we will earn net profits. Bambach Enterprises, a related and affiliated party, has provided funding of $550,000 in the past, but there is no assurance that it will provide funding in the future. We cannot assure that we will be able to raise capital in this placement of common stock, or that we will have sufficient capital to fund our business operations. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us.

We may not be able to successfully compete against companies with substantially greater resources. Some of our competitors are much larger companies than us and better capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may hamper our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly out-spend us on research and development, as well as marketing and production. We might not be able to maintain our ability to compete in this circumstance

There can be no assurance that the Company's products or services, existing or to be developed, will be more effective, innovative, or achieve greater market acceptance than competitive products or services, or that our competitors will not succeed in developing products, services and technologies that are more effective than those owned by or being used by us or that would render our products, services and technologies less competitive or obsolete.

Our business is subject to various government regulations.   The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could increase our cost structure, operational efficiencies and talent availability, and therefore have an adverse effect on our results of operations. Failure to comply (whether actual or perceived) with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, negative publicity, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations and any changes thereto can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. It is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition.   Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are expected to be accessible worldwide, and we expect to eventually facilitate sales of services to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in one state in the United States, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We cannot assure that we will earn a profit or that our services will be accepted by consumers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our services. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

We may not have adequate capital to fund our business. We will have limited capital available to us, to the extent that we raise capital from this offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We cannot assure that we will have adequate capital to conduct our business.

We may incur uninsured losses*.* Although we maintain modest theft, casualty, liability, and property insurance coverage, along with workmen's compensation and related insurance, we cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business. Should uninsured losses occur, the holders of our common stock could lose their invested capital.

Like most purveyors of commercial services, and companies that raise capital, we will be subject to potential litigation*.* As a purveyor of commercial services, and a company that raises capital, we will be exposed to the risk of litigation for a variety of reasons, including employee lawsuits, commercial   contract   disputes,   government enforcement actions, shareholder and investor lawsuits, and other legal proceedings. We cannot assure that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

We cannot assure that we will have the resources to repay all of our liabilities in the future*.* We have liabilities and may in the future have other liabilities to affiliated or unaffiliated lenders. These liabilities represent fixed costs, which are required to be paid regardless of the level of business or profitability experienced by us. We cannot assure that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. We may utilize purchase order financing from third party lenders when we are supplying or distributing goods, which would increase our costs and the risks that we may incur a default, which would harm our business reputation and financial condition. We cannot assure that we will be able to pay all of our liabilities, or that we will not experience a default on our indebtedness.

We may incur cost overruns in the development, production and distribution of our various products*.* Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause us to lose our entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure that we will be able to obtain sufficient capital to successfully continue to implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the shareholders' investment in us is diminished.

If we are unable to pay for material and services timely, we could be subject to liens*.* If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

Directors and officers have limited liability*.* Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the maximum extent permitted by Florida law.   If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy*.* Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. We will generally be dependent upon Elizabeth Bambach for the direction, management and daily supervision of our operations. See "MANAGEMENT."

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively*.* Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization.   Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of Your Active World Holdings, Inc. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

The consideration being paid to our management was not based on arm's length negotiation*.*   The   common stock and cash consideration paid or being paid by us to our management have not been determined based on arm's length negotiation. While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

Our bylaws may be amended by our board and our articles and bylaws may be amended by a majority vote of our shareholders. Under Florida Corporations Law, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to vote as a class, unless the certificate requires the vote of a larger percentage of shares.   Our Articles of Incorporation, as amended, do not require the vote of a larger percentage of shares. As permitted under the Florida Corporations Law, our bylaws give our board of directors the power to adopt, amend, or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend, or repeal our bylaws.

Risks Related to the Offering

We determined the price of the shares arbitrarily.   The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

Risks Related to the Common Stock

There is a minimum capitalization of $100,000 required in this offering. We cannot assure that all or a significant number of shares of common stock will be sold in this offering. Investors' subscription funds will be used, once the minimum is raised, by us as soon as they are received, and no refunds will be given after the minimum is reached. Although Bambach Enterprises LLC ("Bambach Enterprises"), an affiliate of the Company, has largely funded our operations to date, it has no obligation to purchase shares of common stock. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us.   Under such circumstances, investors in our common stock could lose their investment in us.   Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

Risks Related to Our Common Stock

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us. We are authorized to issue up to 20,000,000 shares of common stock, par value $0.001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future.   Our board of directors and their family member shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in Your Active World Holdings, Inc. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us. Further, Bambach Enterprises has, through its ownership of the Class A Preferred Stock, has the right, to convert its stock once their is a trading market for the stock of YAWH

We cannot assure that we will pay dividends. We do not currently anticipate declaring and paying dividends to our shareholders in the near future.   It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

Our principal shareholders own voting control of Your Active World Holdings, Inc. Our current officers, directors, founders and principal shareholders and their affiliates currently own a total of 2,092,500 shares of our common stock or approximately 87.25% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own approximately 55.84% of the outstanding votes assuming that 1,350,000 shares of common stock are issued pursuant to this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

We cannot assure that a public trading market for our common stock will ever be established. At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop. Our common stock has no trading symbol. In order to obtain a trading symbol and authorization to have our common stock trade publicly, we must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA"), of which there is no assurance, before active trading of our common stock could commence. If our shares of common stock ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than FINRA's automated quotation system, or the NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original price or at any price.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Appendix D - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

YOUR ACTIVE WORLD HOLDINGS INC.

> **Important:**
> This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Your Active World Holdings Inc., a company organized and existing under the laws of the State of Florida ("Your Active World" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Your Active World has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe shares of non-voting series of common stock of Your Active World (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

    1.1 Issue of Shares. Subject to the terms and conditions hereof, Your Active World hereby issues to the Subscriber, and the Subscriber hereby subscribes from Your Active World [Shares Subscripted] Shares, at a Per Share Price equal to $1.00 (the "Share Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Shares is $[Subscription Amount] (the "Subscription Price"), which shall be delivered to Your Active World as follows:

        (i) $[Subscription Amount] in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the

Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Your Active World 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Your Active World and such decision is based upon a review of the Form C which has been filed by Your Active World with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Your Active World in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Your Active World;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Your Active World or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Your Active

World;

d. Your Active World is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Your Active World from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Your Active World and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Your Active World in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Your Active World in connection therewith;

f. the Subscriber acknowledges that Your Active World has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Your Active World shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Your Active World is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Your Active World (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Your Active World is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Your Active World is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Your Active World and depends on the advice of its legal and financial advisors and agrees that Your Active World will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Your Active World; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Your Active World. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Your Active World and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Your Active World to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at , or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Florida, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Your Active World shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____

[Signature Code:]

Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

_____

Name: Elizabeth Bambach
Title: Co-Founder, President
Your Active World Holdings Inc.

Appendix E - FINANCIAL STATEMENTS AND AUDIT REPORT

Your Active World Holdings, Inc. and Subsidiary

Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015 (Unaudited) and Years Ended December 31, 2015 and 2014

Expressed in U.S. dollars

Your Active World Holdings, Inc. and Subsidiary
Consolidated Balance Sheets
Expressed in U.S. Dollars

	September 30, 2016	December 31, 2015	December 31, 2014
	(Unaudited)		
Assets			
Current assets			
Cash	$ 6,310	$ -	$ -
Capitalized software development costs, less accumulated amortization of $89,264, $61,659, and $32,551, respectively	178,548	195,985	171,204
Total Assets	$ 184,858	$ 195,985	$ 171,204
Liabilities and Stockholders' Equity			
Liabilities			
Current liabilities			
Advances payable to Bambach Enterprises LLC	$ 268,382	$ 180,742	$ 180,742
Stockholders' Equity			
Preferred stock, no par value; authorized 5,000,000 shares, issued and outstanding 2,601,500, 2,601,500 and 2,601,500 shares, respectively	-	-	-
Common stock, no par value, $.001 stated value; authorized 20,000,000 shares, issued and outstanding 2,398,500, 36,000 and 0 shares, respectively	2,398	36	-
Additional paid in capital	831,253	220,490	99,500
Accumulated deficit	(917,175)	(205,283)	(109,038)
Total stockholders' equity	(83,524)	15,243	(9,538)
Total Liabilities and Stockholders' Equity	$ 184,858	$ 195,985	$ 171,204

Your Active World Holdings Inc. and Subsidiary
Consolidated Statements of Operations
Expressed in U.S. Dollars

		Nine Months Ended September 30,		Year Ended December 31,	
		2016	2015	2015	2014
		(Unaudited)			
Gross billings for client event registrations	$	325,084	$232,294	$ 290,563	$ 57,485
Remittances to clients		(321,742)	(224,562)	(280,796)	(55,859)
Net revenues		3,342	7,732	9,767	1,626
Operating expenses:					
Shares issued to CEO and family members of CEO for potential patent rights and services rendered		442,500	-	-	-
Shares issued for professional and consulting services		125,625	-	-	-
Office and administrative		62,447	36,516	34,187	43,502
Amortization of capitalized software development costs		27,605	27,251	29,108	21,678
Medical		23,054	-	-	-
Marketing		9,656	-	-	-
Travel		4,138	19,618	22,882	9,827
Credit card fees		9,919	7,321	9,375	1,158
Other		10,290	9,657	10,460	7,249
Total operating expenses		715,234	100,363	106,012	83,414
Net Loss	$	(711,892)	$ (92,631)	$ (96,245)	$ (81,788)
Net Loss per common share- basic and diluted	$	(1.20)	$ -	$ -	$ -
Weighted average common shares outstanding- basic and diluted		595,248	-	-	-

Your Active World Holdings Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity
Expressed in U.S. Dollars

	Preferred Stock, no par		Common Stock, $.001 stated value		Additional	Accumulated	
	Shares	Amount	Shares	Amount	paid in capital	Deficit	Total
Balance, December 31, 2013	2,601,500	-	-	-	$ 64,429	$ (27,250)	$ 37,179
Capital contributions from Bambach Enterprises LLC	-	-	-	-	35,071	-	35,071
Net loss	-	-	-	-	-	(81,788)	(81,788)
Balance, December 31, 2014	2,601,500	-	-	-	99,500	(109,038)	(9,538)
Capital contributions from Bambach Enterprises LLC	-	-	36,000	36	120,990	-	121,026
Net loss	-	-	-	-	-	(96,245)	(96,245)
Balance, December 31, 2015	2,601,500	-	36,000	36	220,490	(205,283)	15,243
Unaudited:							
Shares issued to CEO and family members of CEO for potential patent rights and services rendered	-	-	1,770,000	1,770	440,730	-	442,500
Shares issued for professional and consulting services	-	-	502,500	502	125,123	-	125,625
Shares issued in satisfaction of debt	-	-	90,000	90	44,910	-	45,000
Net Loss	-	-	-	-	-	(711,892)	(711,892)
Balance, September 30, 2016	2,601,500	-	2,398,500	$ 2,398	$ 831,253	$ (917,175)	$ (83,524)

Supplemental cash flows disclosure:

Interest Paid	$	-	$	-	$	-	$	-
Income tax paid	$	-	$	-	$	-	$	-

Non- Cash financing activities:								
Shares issued in satisfaction of debt	$	45,000	$	-	$	-	$	-

Your Active World Holdings, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Expressed in U.S. Dollars

	Nine Months Ended September 30,		Year Ended December 31,	
	2016	2015	2015	2014
		(Unaudited)		
Operating Activities				
Net loss for the period	$ (711,892)	$ (92,631)	$ (96,245)	$ (81,788)
Adjustments to reconcile net loss to cash used in operating activities				
Amortization of capitalized software development costs	27,605	27,251	29,108	21,678
Shares issued to CEO and family members of CEO for potential patent rights and services rendered	442,500	-	-	-
Shares issued for professional and consulting services	125,625	-	-	-
Changes in operating assets and liabilities	-	-	-	-
Cash used in operating activities	(116,162)	(65,380)	(67,137)	(60,110)
Investing Activities				
Capitalized software development costs incurred	(10,168)	(9,048)	(53,889)	(104,026)
Cash used in investing activities	(10,168)	(9,048)	(53,889)	(104,026)
Financing Activities				
Capital contributions from Bambach Enterprises LLC	-	74,428	121,026	35,071
Advances payable to Bambach Enterprises LLC	87,640	-	-	128,322
Proceeds from promissory notes	45,000	-	-	-
Cash provided by financing activities	132,640	74,428	121,026	163,393
Change in cash	6,310	-	-	(743)
Cash, beginning of the period	-	-	-	743
Cash, end of period	$ 6,310	$ -	$ -	$ -

Your Active World Holdings, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Expressed in U.S. Dollars
Nine Months Ended September 30, 2016 and 2015 (unaudited) and Years Ended December 31, 2015 and 2014

1.   ORGANIZATION AND NATURE OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

Your Active World Holdings, Inc. ("YAWH") was incorporated in the State of Florida on July 25, 2016. Effective on July 25, 2016, YAWH acquired 100% of the issued and outstanding membership interests of Your Active World LLC ("YAW"), a limited liability company organized in Florida on September 25, 2013, from Bambach Enterprises LLC ("BE") in exchange for the delivery to BE of 2,601,500 shares of YAWH Series A Non-Voting Convertible Preferred Stock. Concurrent with this transaction, YAWH issued a total of 2,362,500 shares of YAWH common stock to certain vendors and creditors of YAW and 36,000 shares of YAWH common stock to a creditor of BE. Accordingly, this acquisition is being treated as a combination of entities under common control and is being accounted for in a manner similar to pooling of interests accounting. The consolidated financial statements include the operations of YAWH from July 25, 2016 and the operations of YAW from its inception on September 25, 2013.

YAW provides Online Registration and Event Management software to various business entities individuals, governments, non-profit organizations, clubs, schools, and other entities who offer and/or wish to offer paid Events in an Online Marketplace.

2.   GOING CONCERN UNCERTAINTY

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At September 30, 2016 and December 31, 2015 the Company had cash of $6,310 and $0, respectively, and negative working capital of $(262,072)   and $(180,742), respectively. For the nine months ended September 30, 2016 and 2015, the Company had net losses of $(711,892) [operating loss was $143,767, exclusive of $568,125 stock based compensation] and $(92,631) respectively. For the years ended December 31, 2015 and 2014, the Company had net losses of $96,245 and $81,788, respectively. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The Company plans to improve its financial condition through the sale of its common stock and from obtaining sufficient additional clients to attain profitable operations. However, there is no assurance that the Company will accomplish these objectives. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.   SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of YAWH (from its inception on July 25, 2016) and its wholly owned subsidiary YAW (from its inception on September 25, 2013). All intercompany balances and transactions have been eliminated in consolidation. YAWH and YAW are collectively referred to herein as the "Company".

Basis of presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Significant accounting judgments and estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Revenue recognition

The Company provides clients with a cloud-based online event registration and management system pursuant to agreements with automatically renewable terms. Under the agreements, the Company earns fees (typically a percentage of the transaction amounts subject to a minimum flat rate amount per transaction) on any registration event transaction that occurs through use of the Company's electronic registration program. Such revenues are generally recognized when the registration event occurs.

Software development costs

Capitalized software development costs are carried at cost less accumulated amortization. Capitalized software development costs are amortized using the straight line method over a period of seven years.

The Company internally develops software for use by its clients, which is accessed via the Internet.

The Company capitalizes software development costs incurred during the application development stage in accordance with accounting principles generally accepted in the United States of America. These principles provide guidance for the treatment of costs associated with software development and defines those costs to be capitalized and those to be expensed. Costs that qualify for capitalization are external direct costs, payroll, and payroll-related expenses. Costs related to general and administrative functions are not capitalized and are expensed as incurred. The Company capitalizes software development costs when the projects under development reach technological feasibility.

The Company completed the development of Your Active World, an online registration and event management system, and placed it in use in 2013. Upgrades and enhancements to the system have been completed after 2013.

Impairment

Intangible assets are reviewed for impairment at the lowest level for which identifiable cash flows are independent of cash flows from other assets and when facts and circumstances indicate that net book values may not be recoverable. In performing this review, an undiscounted cash flow test is performed on the impairment unit. If the sum of the undiscounted future net cash flows is less than the net book value of the assets, an impairment loss is recognized for the excess, if any, of the assets' net book value over their estimated fair value. For the periods presented, there was no impairment loss recognized.

Income taxes

YAW is a limited liability company which was classified as a sole proprietorship for U.S. federal income tax purposes in 2014 and 2015. As such, YAW was not a taxable entity for U.S. federal income tax purposes. Rather, federal taxable income or loss was included in the federal income tax return of Bambach Enterprises LLC's sole member. Commencing July 25, 2016 (the date that YAW was acquired by YAWH), the federal taxable income or loss of YAW will be included in the federal income tax return of YAWH.

Stock- based compensation:

Stock- based compensation is accounted for at fair value in accordance with Accounting Standards Codification 718, "Compensation – Stock Compensation" ("ASC 718").

Net income (loss) per common share

Basic net income (loss) per common share is calculated based upon the weighted average number of shares of common stock outstanding during the reporting period. Diluted net income (loss) per share is based upon the weighted average number of shares of common stock and dilutive securities (such as convertible preferred stock) outstanding during the reporting period. Dilutive securities having an anti- dilutive effect on diluted net income (loss) per share are excluded from the calculation.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued authoritative guidance for recognizing revenue from contracts with customers. The objective of this guidance is to establish principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. As a result of an August 2015 FASB update, the new guidance will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of this guidance on its financial statements and related disclosures.

Certain other accounting pronouncements have been issued by the FASB and other standard setting organizations which are not yet effective and therefore have not yet been adopted by the Company. The impact on the Company's financial position and results of operations from adoption of these standards is not expected to be material.

4. CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Capitalized software development costs are summarized as follows:

	September 30, 2016	December 31, 2015	2014
	(Unaudited)		
Your Active World online registration and event management software (and modules):			
Costs Incurred 2012	$ 17,500	$ 17,500	$ 17,500
Costs Incurred 2013	82,229	82,229	82,229
Costs Incurred 2014	104,026	104,026	104,026
Costs Incurred 2015	53,889	53,889	-
Costs Incurred 2016	10,168	-	-
Total Costs	267,812	257,644	203,755
Less Accumulated Amortization	(89,264)	(61,659)	(32,551)
Net	$ 178,548	$ 195,985	$ 171,204

Amortization of the capitalized software development costs begins when the related software becomes available for use by clients.

For the nine months ended September 30, 2016 and 2015 (unaudited) and for the years ended December 31, 2015 and 2014, amortization of Capitalized Software Development Costs was $27,605, $27,251, $29,108 and $21,678, respectively.

At September 30, 2016 and December 31, 2015, expected future amortization expense of Capitalized Software Development Costs follows:

Year ending December 31,	At September 30, 2016	At December 31, 2015
	(Unaudited)	
2016	$ 9,401	$ 36,806
2017	38,259	36,806
2018	38,259	36,806
2019	35,759	34,306
2020	29,885	28,432
Thereafter	27,185	22,829
Total	$ 178,748	$ 195,985

5. A DVANCES PAYABLE TO BAMBACH ENTERPRISES LLC

Bambach Enterprises LLC ("BE"), sole member of YAW from the Company's inception on September 25, 2013 to July 25, 2016, made cash expenditures on the Company's behalf and received cash collections on the Company's behalf. The net balance owed by the Company to BE at September 30, 2016, December 31, 2015 and December 31, 2014 ($268,382, $180,742, and $180,742, respectively) is non-interest bearing and due on demand.

6. ISSUANCES OF CAPITAL STOCK

Effective July 25, 2016, YAWH issued 2,601,500 shares of YAWH Series A Non-Voting Convertible Preferred Stock to Bambach Enterprises LLC ("BE") in exchange for 100% of the membership interests of YAW. Each share of Series A Non-Voting Convertible Preferred Stock is convertible at the option of the holder at any time into one share of common stock at a Conversion Price of $0.001 per common share, is redeemable at the option of YAWH at any time after January 1, 2018 at a cash price equal to $10.00 per share, and has a liquidation preference (before any payment is made to common stockholders) of $0.10 per share. The Series A Convertible Preferred Stock has no voting rights but is entitled to dividends at the same rate as those payable upon the shares of common stock.

Also effective July 25, 2016, YAWH issued a total of 1,770,000 shares of YAWH common stock to the Company's Chief Executive Officer (and Managing Member of BE) and three of his family members for potential patent rights and services rendered (valued at $0.25 per share or $442,500 total, which has been charged to operations in the quarterly period ended September 30, 2016). One of the family members is also President of the Company.

Also effective July 25, 2016, YAWH issued a total of 502,500 shares of YAWH common stock to six vendors for professional and consulting services (valued at $0.25 per share or $125,625 total, which has been charged to operations in the quarterly period ended September 30, 2016)

Also effective July 25, 2016, YAWH issued a total of 90,000 shares of its common stock to holders of notes payable in satisfaction of debt totally $45,000.

7. PUBLIC OFFERING

YAWH plans to file a Form I-A: Tier 2 with the United States Securities and Exchange Commission in connection with a proposed offering of up to 1,350,000 shares of its common stock at a price of $1.00 per share or $1,350,000 total. The offering will be conducted on a best efforts basis by our officers, directors and employees. There is no minimum amount of the offering and investors' subscriptions funds will be used by us as soon as they are received. The offering is planned to terminate ninety days after the Effective Date, unless we extend the offering for up to an additional 180 days.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Your Active World Holdings, Inc.:

I have audited the accompanying consolidated balance sheets of Your Active World Holdings, Inc. and subsidiary (the "Company") as of December 31, 2015 and 2014 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Your Active World Holdings, Inc. and subsidiary as of December 31, 2015 and 2014 and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's present financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Michael T. Studer CPA P.C.
Michael T. Studer CPA P.C.

Freeport, New York
November 29, 2016